UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment     )*

Millennium India Acquisition Company Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

60039Q101

(CUSIP Number)

Brian Meyer

Fir Tree Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

Tel. No.: (212) 599-0090

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Steven E. Siesser, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

N/A

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	60039Q101	13D	Page	2	of	10	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,370,692
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,370,692
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,692
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%*
14	TYPE OF REPORTING PERSON CO

*	For purposes of Reg. Section 240.13d-3 and Rule 13d-3, Millennium India Acquisition Company Inc., a Delaware corporation (the “Issuer”), reported in its definitive proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 2, 2013, that there are 8,219,875 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Value and Fir Tree Capital, collectively, the “Reporting Persons”), controls, 1,370,692 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 1,370,692 shares of Common Stock, of which 1,225,492 shares and 145,200 shares, are owned by each of Fir Tree Value and Fir Tree Capital, respectively, representing 16.7%, 14.9% and 1.8%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of the Filing Date. As reported by Hudson Bay Partners, LP (“HBP”) in its preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 22, 2013, there were 173,899 shares of Common Stock beneficially owned by HBP as of the Filing Date (the “HBP Shares”). Although HBP is unrelated to the Reporting Persons, Fir Tree is party to an agreement with HBP pursuant to which Fir Tree has agreed to vote the shares of Common Stock held by the Reporting Persons with HBP with respect to certain matters that may be presented to a vote of the Issuer’s stockholders. As a result of their agreement, Fir Tree and HBP may be deemed to constitute a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. When taking into account the shared voting power of the HBP Shares, the shares of Common Stock beneficially owned by Fir Tree may be deemed to represent 18.8% of the voting power of the Common Stock as of the Filing Date.

CUSIP No.	60039Q101	13D	Page	3	of	10	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,225,492
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,225,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,225,492
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9%*
14	TYPE OF REPORTING PERSON PN

*	For purposes of Reg. Section 240.13d-3 and Rule 13d-3, Millennium India Acquisition Company Inc., a Delaware corporation (the “Issuer”), reported in its definitive proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 2, 2013, that there are 8,219,875 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Value and Fir Tree Capital, collectively, the “Reporting Persons”), controls, 1,370,692 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 1,370,692 shares of Common Stock, of which 1,225,492 shares and 145,200 shares, are owned by each of Fir Tree Value and Fir Tree Capital, respectively, representing 16.7%, 14.9% and 1.8%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of the Filing Date. As reported by Hudson Bay Partners, LP (“HBP”) in its preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 22, 2013, there were 173,899 shares of Common Stock beneficially owned by HBP as of the Filing Date (the “HBP Shares”). Although HBP is unrelated to the Reporting Persons, Fir Tree is party to an agreement with HBP pursuant to which Fir Tree has agreed to vote the shares of Common Stock held by the Reporting Persons with HBP with respect to certain matters that may be presented to a vote of the Issuer’s stockholders. As a result of their agreement, Fir Tree and HBP may be deemed to constitute a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. When taking into account the shared voting power of the HBP Shares, the shares of Common Stock beneficially owned by Fir Tree may be deemed to represent 18.8% of the voting power of the Common Stock as of the Filing Date.

CUSIP No.	60039Q101	13D	Page	4	of	10	Pages

1	NAMES OF REPORTING PERSONS: Fir Tree Capital Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 145,200
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 145,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON PN

*	For purposes of Reg. Section 240.13d-3 and Rule 13d-3, Millennium India Acquisition Company Inc., a Delaware corporation (the “Issuer”), reported in its definitive proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 2, 2013, that there are 8,219,875 shares of Common Stock, par value $0.0001 per share (the “Common Stock”), issued and outstanding as of the filing date of this Schedule 13D (the “Filing Date”). Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree Capital Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Capital”), own, and Fir Tree Inc., a New York corporation (“Fir Tree” and together with Fir Tree Value and Fir Tree Capital, collectively, the “Reporting Persons”), controls, 1,370,692 shares of Common Stock. The Reporting Persons are therefore deemed to beneficially own 1,370,692 shares of Common Stock, of which 1,225,492 shares and 145,200 shares, are owned by each of Fir Tree Value and Fir Tree Capital, respectively, representing 16.7%, 14.9% and 1.8%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of the Filing Date. As reported by Hudson Bay Partners, LP (“HBP”) in its preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 22, 2013, there were 173,899 shares of Common Stock beneficially owned by HBP as of the Filing Date (the “HBP Shares”). Although HBP is unrelated to the Reporting Persons, Fir Tree is party to an agreement with HBP pursuant to which Fir Tree has agreed to vote the shares of Common Stock held by the Reporting Persons with HBP with respect to certain matters that may be presented to a vote of the Issuer’s stockholders. As a result of their agreement, Fir Tree and HBP may be deemed to constitute a group within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended. When taking into account the shared voting power of the HBP Shares, the shares of Common Stock beneficially owned by Fir Tree may be deemed to represent 18.8% of the voting power of the Common Stock as of the Filing Date.

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Note to Schedule 13D:

This Schedule 13D is being filed by Fir Tree on behalf of Fir Tree Value and Fir Tree Capital. Fir Tree is the investment manager to each of Fir Tree Value and Fir Tree Capital, and has the authority to cause them to purchase securities issued by the Issuer and to exercise any and all voting rights associated with such securities.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by the other of them. Pursuant to Rule 13d-4, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

The Reporting Persons have previously filed a statement on Schedule 13G to report the acquisition of the 1,370,692 shares of Common Stock that are the subject of this Schedule 13D. Although the Reporting Persons believe they are still eligible to report on Schedule 13G, the Reporting Persons are voluntarily reporting on this Schedule 13D.

CUSIP No.	60039Q101	13D	Page	6	of	10	Pages

Item 1. Security and Issuer.

Securities acquired:

Common stock, par value $0.0001 per share (“Common Stock”).

Issuer:

Millennium India Acquisition Company Inc.

330 East 38th Street, Suite 30F

New York, New York 10016

Item 2. Identity and Background.

(a) and (b), Name of Person Filing, Address of Principal Place of Business and Principal Office, and Place of Organization:

Fir Tree Inc. (“Fir Tree”)

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree Value Master Fund, L.P. (“Fir Tree

Value”) c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way, Camana Bay

P.O. Box 31106

Grand Cayman KY1-1205, Cayman Islands

A Cayman Islands exempted limited partnership

Fir Tree Capital Opportunity Master Fund, L.P. (“Fir Tree Capital”)

c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way, Camana Bay

P.O. Box 31106

Grand Cayman KY1-1205, Cayman Islands

A Cayman Islands exempted limited partnership

Each of Fir Tree, Fir Tree Value and Fir Tree Capital are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

(c) Principal occupation or employment: Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management. The principal business of each of Fir Tree Value and Fir Tree Capital is investing in securities.

(d) Conviction in criminal proceedings: None of Fir Tree, Fir Tree Value or Fir Tree Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings: None of Fir Tree, Fir Tree Value or Fir Tree Capital has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of Fir Tree and the general partner of each of Fir Tree Value and Fir Tree Capital are set forth in Exhibit 1 hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

As of the filing date of this Schedule 13D (the “Filing Date”), Fir Tree Value owns 1,225,492 shares of Common Stock and Fir Tree Capital owns 145,200 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree Capital as a result of being the investment manager of Fir Tree Value and Fir Tree Capital. The Reporting Persons are therefore deemed to beneficially own 1,370,692 shares of Common Stock, of which 1,225,492 shares and 145,200 shares, are beneficially owned by each of Fir Tree Value and Fir Tree Capital, respectively, representing 16.7%, 14.9% and 1.8%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of the Filing Date.

CUSIP No.	60039Q101	13D	Page	7	of	10	Pages

All of the shares of Common Stock held by Fir Tree Value and Fir Tree Capital have been acquired using the working capital of Fir Tree Value and Fir Tree Capital.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise, the beneficial owner of any of the shares of Common Stock held by the other of them. Pursuant to Rule 13d-4, each of Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership and the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Item 4. Purpose of the Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes based on the belief that such securities, when purchased, represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire additional securities of the Issuer, each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity and diversification objectives of the Reporting Persons and/or other investment considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Although the Reporting Persons have no specific plan or proposal to dispose of shares of Common Stock, each Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements and the terms of the HBP Agreement (as defined below), dispose or distribute of some or all of its Common Stock or such other securities it owns or may subsequently acquire depending on various factors, including but not limited to, the price of Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity and diversification objectives of the Reporting Persons and/or other investment considerations. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

On August 22, 2013, Fir Tree entered into an Agreement (the “HBP Agreement”), with Hudson Bay Partners, LP (“HBP”) for the purpose of agreeing to coordinate certain efforts with respect to HBP’s proposal of certain actions relating to the Issuer. Pursuant to the HBP Agreement, HBP has proposed to engage in a strategy with respect to the Issuer to influence the Issuer’s board of directors to enhance shareholder value, including, without limitation, the following: (i) restructure the Issuer; (ii) work to exit the Issuer’s sole investment; (iii) reduce overhead; and (iv) propose and implement a new business plan to enhance shareholder value (or liquidate the Issuer) (clauses (i)-(iv), collectively, the “Business Objective”).

In connection with the Business Objective, Fir Tree has agreed, among other things, that during the period commencing on August 22, 2013 and continuing until the termination of the HBP Agreement, at any meeting (whether annual or special or whether or not an adjourned or postponed meeting) of the holders of Common Stock or action by written consent of the holders of Common Stock, however called, Fir Tree and any of its or its controlled affiliates’ respective investment funds, managed accounts or other investment vehicles managed or advised by them, including, Fir Tree Value and Fir Tree Capital (the “Fir Tree Entities”), will cause their respective shares of Common Stock to be counted as present thereat and to vote such shares of Common Stock (i) in favor of any matters necessary for the advancement of the Business Objective and (ii) against any action, proposal, agreement or transaction that is intended that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Business Objective. The foregoing obligations of the Fir Tree Entities terminate upon the earlier of the termination of the HBP Agreement, as described below, and the first to occur of the following events (each, a “Trigger Event”):

•

the second annual meeting of shareholders after August 22, 2013 in the event HBP has not been successful in obtaining the election or appointment to the Issuer’s board of directors of a number of HBP nominees representing at least a majority of the Issuer’s board of directors (an “Appointment Event”);

•	the liquidation of the Issuer if the Issuer agrees to liquidate;

•	if an Appointment Event occurs and HBP and Fir Tree are unable to agree upon a new business plan for the Issuer within twelve months after the date of the occurrence of the Appointment Event; and

CUSIP No.	60039Q101	13D	Page	8	of	10	Pages

•

in the event an Appointment Event occurs and HBP and Fir Tree are able to agree upon a new business plan for the Issuer within twelve months after the date of the occurrence of the Appointment Event, the earlier of (x) the sale of the shares of Common Stock held by the Fir Tree Entities and (y) December 31, 2017.

Pursuant to the terms of the HBP Agreement, the Fir Tree Entities are prohibited from selling or transferring any Common Stock prior to the occurrence of a Trigger Event. The HBP Agreement does not restrict HBP from acquiring, selling or transferring any Common Stock beneficially owned by HBP.

The HBP Agreement also provides that upon the occurrence of an Appointment Event, HBP and Fir Tree shall discuss a new business plan for the Issuer which can be recommended to the Issuer; however, if HBP and Fir Tree shall be unable to agree upon such a new business plan within twelve months following the Appointment Date, then HBP shall seek to pursue an orderly liquidation of the Issuer or such other plan acceptable to Fir Tree.

The HBP Agreement terminates on December 31, 2017, unless the parties mutually agree to an earlier termination.

In connection with the HBP Agreement, Fir Tree and HBP have agreed that, upon the occurrence of a Trigger Event, Fir Tree will pay HBP a success fee equal to 30% of the appreciation (if any) of each of the shares of Common Stock held by the Fir Tree Entities over $0.73 per share. Following the occurrence of a Trigger Event, provided that the value of the shares of Common Stock held by the Fir Tree Entities at the time of the Trigger Event exceeds $0.82 per share, Fir Tree has also agreed to pay HBP a consulting fee of $100,000. Any such success fee and consulting fee are payable within 15 days following the occurrence of the Trigger Event.

As a result of concerns about the direction of the Issuer, the Reporting Persons are aware that HBP currently intends to undertake a written consent solicitation of the stockholders of the Issuer to remove all of the existing directors of the Issuer, elect a new board of directors and take related actions. In addition, to address the possibility that the consent solicitation is not completed before the Issuer’s annual meeting of stockholders, currently scheduled for October 21, 2013, HBP is simultaneously nominating five individuals for election at the Issuer’s annual meeting and soliciting proxies in favor of their election.

The Reporting Persons may participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by the Reporting Persons and through the performance of their obligations under the terms of the HBP Agreement.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business plan and objectives and the composition of the board of directors. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock or the disposition of shares of Common Stock held by the Reporting Person or other persons, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Reporting Persons.

The foregoing description of the HBP Agreement is generalized, does not purport to be complete and, as such, is subject to and qualified in its entirety to the full text of the HBP Agreement, which has been attached as Exhibit 2 to this Schedule 13D and which is incorporated in this Item 4 by reference.

Item 5. Interest in Securities of the Issuer.

(a) Fir Tree beneficially owns 1,370,692 shares of Common Stock, of which 1,225,492 shares and 145,200 shares, are owned by each of Fir Tree Value and Fir Tree Capital, respectively. The Reporting Persons are therefore deemed to beneficially own 1,370,692 shares of Common Stock, of which 1,225,492 shares and 145,200 shares, are beneficially owned by each of Fir Tree Value and Fir Tree Capital, respectively, representing 16.7%, 14.9% and 1.8%, respectively, of the issued and outstanding shares of the Common Stock of the Issuer as of the Filing Date. Such percentages of beneficial ownership of the Reporting Persons were calculated by dividing (i) the respective shares of Common Stock deemed to be beneficially owned by Fir Tree, Fir Tree Value and Fir Tree Capital as of the Filing Date (as set forth in the prior sentence and excluding the HBP Shares, discussed below) by (ii) 8,219,875 shares of Common Stock (which was the number of shares of Common Stock deemed outstanding as of the Filing Date, as reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 2, 2013).

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As reported by Hudson Bay Partners, LP (“HBP”) in its preliminary proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 22, 2013, there were 173,899 shares of Common Stock beneficially owned by HBP as of the Filing Date (the “HBP Shares”). Although HBP is unrelated to the Reporting Persons, pursuant to the HBP Agreement, Fir Tree has agreed to vote the shares of Common Stock held by the Reporting Persons with HBP with respect to certain matters that may be presented to a vote of the Issuer’s stockholders. As a result of the HBP Agreement, Fir Tree and HBP may be deemed to constitute a group within the meaning of Section 13(d) of the Exchange Act. When calculating the voting power of the Common Stock beneficially owned by Fir Tree including the HBP Shares, the voting power of the shares of Common Stock beneficially owned by Fir Tree represents 18.8% of the issued outstanding shares of Common Stock. Such percentage of voting power of Fir Tree was calculated by dividing (i) the respective shares of Common Stock deemed to be beneficially owned by Fir Tree and HBP as of the Filing Date (as set forth above) by (ii) 8,219,875 shares of Common Stock (which was the number of shares of Common Stock outstanding as of the Filing Date, as reported by the Issuer in its definitive proxy statement filed with the Securities and Exchange Commission on Schedule 14A (File No. 811-22156) on August 2, 2013).

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree and the general partner of each of Fir Tree Value and Fir Tree Capital, have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons. However, Fir Tree has certain obligations regarding the voting of shares of Common Stock held by the Reporting Persons, as and to the extent described in the HBP Agreement, discussed in Item 4 above.

(b) Fir Tree, as the investment manager to each of Fir Tree Value and Fir Tree Capital, has the shared power to vote and dispose of the 1,370,692 shares of Common Stock held collectively by Fir Tree Value and Fir Tree Capital.

The filing of this statement on Schedule 13D shall not be construed as an admission that Fir Tree Value or Fir Tree Capital is for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Common Stock owned by the other of them. Pursuant to Rule 13d-4, Fir Tree Value and Fir Tree Capital disclaim all such beneficial ownership.

(c) The Reporting Persons have not engaged in any transactions in the Issuer’s securities during the sixty days prior to the Filing Date.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the HBP Agreement set forth in Item 4 hereof is incorporated in this Item 6 by reference. The summary of the HBP Agreement set forth in Item 4 hereof is qualified in its entirety by the HBP Agreement, which has been attached as Exhibit 2 to this Schedule 13D and which is incorporated in this Item 6 by reference.

Except as described in this Schedule 13D, the Reporting Persons are not parties any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1	Information regarding the Instruction C persons.

Exhibit 2	Agreement and Letter Agreement, by and between Fir Tree Inc. and Hudson Bay Partners, LP, each, dated August 22, 2013.

CUSIP No.	60039Q101	13D	Page	10	of	10	Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2013	FIR TREE INC.
	By:/	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

FIR TREE VALUE MASTER FUND, L.P.

	By:	FIR TREE INC., its Manager
	By:/	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director

FIR TREE CAPITAL OPPORTUNITY MASTER FUND, L.P.

	By:	FIR TREE INC., its Manager
	By:/	/s/ James Walker
		Name:	James Walker
		Title:	Managing Director